File No. 812-14376

As filed with the Securities and Exchange Commission on June 15, 2015

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS

AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2

UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES

AND FORMS

AMENDMENT NO. 2

MASSMUTUAL PREMIER FUNDS

MASSMUTUAL SELECT FUNDS

MML SERIES INVESTMENT FUND

MML SERIES INVESTMENT FUND II

MML INVESTMENT ADVISERS, LLC

100 Bright Meadow Blvd., M243

Enfield, CT 06082

Please direct all communications regarding this Application to:

James E. Thomas, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Phone: 617-951-7367

Fax: 617-235-0483

With a copy to:

Andrew M. Goldberg, Esq.

Massachusetts Mutual Life Insurance Company

100 Bright Meadow Blvd., M243

Enfield, CT 06082

This Application (including Exhibits) contains 22 pages.

In the Matter of

MASSMUTUAL PREMIER FUNDS

MASSMUTUAL SELECT FUNDS

MML SERIES INVESTMENT FUND

MML SERIES INVESTMENT FUND II

MML INVESTMENT ADVISERS, LLC

100 Bright Meadow Blvd., M243

Enfield, CT 06082

Investment Company Act of 1940

File No. 812-14376

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APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

AMENDMENT NO. 2

I.	INTRODUCTION

MassMutual Premier Funds, MassMutual Select Funds, MML Series Investment Fund, and MML Series Investment Fund II (each a “Trust,” and collectively the “Trusts”), each a registered open-end management investment company that offers one or more series of shares (each a “Series” and collectively, the “Series”) and MML Investment Advisers, LLC (the “Manager,” and together with the Trusts, the “Applicants”)1 hereby submit this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Manager, subject to the approval of the board of trustees of a Trust (the “Board”), including a majority of those who are not “interested persons” of the Series or the Manager as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval: (i) select both certain wholly-owned and non-affiliated investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”) to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisers (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”), and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a Sub-Adviser for a Series is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Manager, or (2) a sister company of the Manager that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Manager (each of (1) and (2) a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”), or (3) an investment sub-adviser for that Series that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series or the Manager, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Series (each a “Non-Affiliated Sub-Adviser” and collectively, the “Non-Affiliated Sub-Advisers”).

Applicants also request that the order of the Commission under Section 6(c) of the 1940 Act exempt the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

[1]	The term “Manager” includes the Manager, any entity controlling, controlled by or under common control with the manager, or their successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by the Manager, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).2 All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Subadvised Series are identified in the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.3

Applicants are seeking this exemption primarily to enable the Manager and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Advisor and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Manager and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Manager, in its capacity as investment adviser, among other things, evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Manager, with the approval of the Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers. Shareholder approval will continue to be required for any other sub-advisor changes and material amendments to an existing Sub-Advisory Agreement with any sub-advisor other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, in each case (all such changes requiring shareholder approval referred to herein as “Ineligible Sub-Adviser Changes”) except as otherwise permitted by applicable law or by rule.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

[2]	The requested order would supersede a previous order, on which the Applicants currently rely, obtained by MassMutual Institutional Funds (subsequently renamed MassMutual Select Funds), MML Series Investment Fund and Massachusetts Mutual Life Insurance Company, granting relief with respect to Non-Affiliated Sub-Advisers and certain disclosure requirements (MassMutual Institutional Funds, MML Series Investment Fund and Massachusetts Mutual Life Insurance Company, Investment Company Act Rel. Nos. 25211 (October 16, 2001) (notice), 25260 (November 9, 2001) (order), 25665 (July 17, 2002) (notice) and 25699 (August 13, 2002) (order) (“Prior Order”)). Shareholders of some Subadvised Series have previously voted, by a majority of the outstanding voting securities, to provide the Subadvised Series sufficient authority to operate as described herein. If shareholders of a Subadvised Series have previously voted, by a majority of the outstanding voting securities, to operate under the Prior Order (e.g., with respect to Non-Affiliated Sub-Advisers only) but have not previously voted to provide the Subadvised Series sufficient authority to operate as described herein, the Subadvised Series may rely on the applicable part of the order requested in this Application (e.g., hiring Non-Affiliated Sub-Advisers and amending Sub-Advisory Agreements with Non-Affiliated Sub-Advisers) provided that it has met all other terms and conditions of the requested order.
[3]	The requested relief will not extend to any sub-advisor, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Subadvised Series or of the Manager, other than by reason of serving as a sub-advisor to one or more of the Subadvised Series (“Affiliated Sub-Adviser”).

II.	THE TRUSTS

Each Trust is organized as a Massachusetts business trust and is registered with the Commission as an open-end management investment company under the 1940 Act. Each Trust currently has at least one Series that is authorized to operate under a multi-manager structure and to rely on the Prior Order.4 Under Massachusetts law and the Trusts’ Agreements and Declarations of Trust, each Trust is managed under the direction of its Board. The Trusts are not required to hold annual meetings of shareholders.

Each Series has its own distinct investment objective, policies and restrictions. Each Series currently offers or will offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act. MML Series Investment Fund and MML Series Investment Fund II were established for the purpose of providing a vehicle for the investment of various separate accounts of Massachusetts Mutual Life Insurance Company and its life insurance subsidiaries, including MML Bay State Life Insurance Company and C.M. Life Insurance Company. Shares of Series of MML Series Investment Fund and MML Series Investment Fund II are currently offered solely to separate accounts established by Massachusetts Mutual Life Insurance Company and its life insurance company subsidiaries.

[4]	The existing Series of MassMutual Select Funds currently authorized to rely on the Prior Order are: MassMutual Select PIMCO Total Return Fund, MassMutual Select Strategic Bond Fund, MassMutual Select BlackRock Global Allocation Fund, MassMutual Select Diversified Value Fund, MassMutual Select Fundamental Value Fund, MassMutual Select Large Cap Value Fund, MM S&P 500® Index Fund, MassMutual Select Focused Value Fund, MassMutual Select Fundamental Growth Fund, MassMutual Select Blue Chip Growth Fund, MassMutual Select Growth Opportunities Fund, MassMutual Select Mid-Cap Value Fund, MassMutual Select Small Cap Value Equity Fund, MassMutual Select Small Company Value Fund, MM S&P® Mid Cap Index Fund, MM Russell 2000® Small Cap Index Fund, MassMutual Select Mid Cap Growth Equity II Fund, MassMutual Select Small Cap Growth Equity Fund, MassMutual Select Small Company Growth Fund, MassMutual Select Diversified International Fund, MM MSCI EAFE® International Index Fund, MassMutual Select Overseas Fund, MassMutual RetireSMARTSM Conservative Fund, MassMutual RetireSMARTSM Moderate Fund, MassMutual RetireSMARTSM Moderate Growth Fund, MassMutual RetireSMARTSM Growth Fund, MassMutual RetireSMARTSM In Retirement Fund, MassMutual RetireSMARTSM 2010 Fund, MassMutual RetireSMARTSM 2015 Fund, MassMutual RetireSMARTSM 2020 Fund, MassMutual RetireSMARTSM 2025 Fund, MassMutual RetireSMARTSM 2030 Fund, MassMutual RetireSMARTSM 2035 Fund, MassMutual RetireSMARTSM 2040 Fund, MassMutual RetireSMARTSM 2045 Fund, MassMutual RetireSMARTSM 2050 Fund, and MassMutual RetireSMARTSM 2055 Fund.

The existing Series of MassMutual Premier Funds currently authorized to rely on the Prior Order are: MassMutual Premier Money Market Fund, MassMutual Premier Short-Duration Bond Fund, MassMutual Premier Inflation-Protected and Income Fund, MassMutual Premier Diversified Bond Fund, MassMutual Premier Balanced Fund, MassMutual Barings Dynamic Allocation Fund, MassMutual Premier Main Street Fund, MassMutual Premier Global Fund, MassMutual Premier International Equity Fund, MassMutual Premier Focused International Fund, and MassMutual Premier Strategic Emerging Markets Fund.

The existing Series of MML Series Investment Fund currently authorized to rely on the Prior Order are: MML Blue Chip Growth Fund, MML Equity Income Fund, MML Equity Index Fund, MML Focused Equity Fund, MML Foreign Fund, MML Fundamental Growth Fund, MML Fundamental Value Fund, MML Global Fund, MML Growth & Income Fund, MML Income & Growth Fund, MML International Equity Fund, MML Large Cap Growth Fund, MML Managed Volatility Fund, MML Mid Cap Growth Fund, MML Mid Cap Value Fund, MML PIMCO Total Return Fund, MML Small Cap Growth Equity Fund, MML Small Company Value Fund, MML Small/Mid Cap Value Fund. MML Conservative Allocation Fund, MML Balanced Allocation Fund, MML Moderate Allocation Fund, MML Growth Allocation Fund, MML Aggressive Allocation Fund, MML American Funds® Growth Fund, MML American Funds® International Fund, and MML American Funds® Core Allocation Fund.

The existing Series of MML Series Investment Fund II currently authorized to rely on the Prior Order are: MML Blend Fund, MML Equity Fund, MML High Yield Fund, MML Inflation-Protected and Income Fund, MML Managed Bond Fund, MML Money Market Fund, MML Short-Duration Bond Fund, MML Small Cap Equity Fund, and MML Strategic Emerging Markets Fund.

III.	THE MANAGER

The Manager serves and will serve as the investment adviser to each Series pursuant to an investment advisory agreement with the relevant Trust (the “Investment Management Agreement” and, together, the “Investment Management Agreements”). The Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and was organized in 2013 under the laws of Delaware. The Manager is a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company, a mutual life insurance company organized under the laws of The Commonwealth of Massachusetts in 1851. The Manager provides investment management services directly to each Series and indirectly, with respect to the day-to-day management of each Subadvised Series, through Affiliated Sub-Advisers, or Non-Affiliated Sub-Advisers.

Each Investment Management Agreement has been or will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of the Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of the Investment Management Agreement, the Manager, subject to the supervision of the Board, will provide continuous investment management of the assets of each Series. As the investment adviser to each Series, the Manager will have responsibility (other than in the case of Subadvised Series) for determining the securities and other instruments to be purchased, sold or entered into by each Series and placing orders with brokers or dealers selected by the Manager. The Manager will also have responsibility for determining what portion of the portfolio of each Series (other than a Subadvised Series) will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Manager will periodically review each Series’ investment policies and strategies, and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement provides or will provide that the Manager may, subject to the approval of the Board,5 including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with the Investment Management Agreement, the Manager will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Manager will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Manager’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Subadvised Series’ assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. If the Manager determines to delegate portfolio management responsibilities to one or more Sub-Advisers, the Manager will evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of a Subadvised Series and oversee, monitor and review the Sub-Advisers and their performance and their compliance with the Subadvised Series’ investment policies and restrictions. If the name of any Subadvised Series contains the name of a sub-adviser, the name of the Manager (or the name of the entity controlling the Manager) to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify the Manager (or to identify the entity controlling the Manager), will precede the name of the sub-adviser.

For its services to each Series under the Investment Management Agreement, the Manager will receive an investment management fee from that Series. The Manager will be solely responsible for compensating each Sub-Adviser from the investment management fees that it receives from the applicable Series.

[5]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.

IV.	THE SUB-ADVISERS

Pursuant to the authority under the Investment Management Agreement, the Manager may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series.

The Sub-Advisers are and will be “investment advisers” to the Subadvised Series within the meaning of section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers are and will be registered with the Commission as investment advisers under the Advisers Act or exempt from such registration. The Manager will select Sub-Advisers based on the Manager’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and will recommend their hiring to the Board. The Manager may employ multiple Sub-Advisers for one or more of the Subadvised Series. In those instances, the Manager would allocate and, as appropriate, reallocate a Subadvised Series’ assets among the Sub-Advisers and the Sub-Advisers would have management oversight of that portion of the Subadvised Series allocated to each of them.

The Manager will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Manager will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

The Sub-Advisers, subject to the review of the Manager and oversight of the Board, will determine the securities and other investments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and will place orders with brokers or dealers that they select. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Manager to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective Subadvised Series’ investments and provide periodic reports to the Board and the Manager. The Sub-Advisers will also make their officers and employees available to the Manager and the Board to review the investment performance and investment policies of the Subadvised Series.

Each existing Sub-Advisory Agreement was approved by the Board, including a majority of the Independent Board Members, and the shareholders or the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) or the 1940 Act and Rule 18f-2 thereunder unless such shareholder approval was not required as a result of reliance on the Prior Order or otherwise.6 All Sub-Advisory Agreements will be approved by the Board in the same manner. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will set forth the duties of the Sub-Advisers and precisely describe the compensation that the Sub-Adviser will receive for providing services to the relevant Subadvised Series, and will provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Manager, the Board or by the shareholders of the applicable Subadvised Series on not more than sixty days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law and when the Prior Order does not apply, the Applicants will continue the shareholder approval process for any Sub-Advisory Agreements until such time as the Commission grants the exemptive relief requested in this Application to the Applicants.

[6]	As described in the application for an exemptive order of the Commission, issued on November 9, 2001 (Investment Company Act Rel. Nos. 25211 (October 16, 2001) (notice) and 25260 (November 9, 2001)), which was amended by the Prior Order, certain Sub-Advisers were approved for certain Funds without shareholder approval pursuant to the staff position taken in the no-action letter issued to Wells Fargo Bank, N.A. (March 31, 1998) and pursuant to Rule 2a-6 under the 1940 Act. All other Sub-Advisers have been approved by the shareholders of the relevant Fund or by the Fund’s initial shareholder. As a result of the Prior Order, shareholder approval is not required for certain future Sub-Advisory Agreements.

The terms of the Sub-Advisory Agreements will also be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act. Each year, the Board will dedicate substantial time to review contract matters, including matters relating to Investment Management Agreement and Sub-Advisory Agreements. The Board will review comprehensive materials received from the Manager, the Sub-Advisers, independent third parties and independent counsel. The Board will consist of a majority Independent Board Members. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Manager and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Subadvised Series will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Manager will agree to pay the Sub-Advisers a fee out of the fee paid to the Manager under the Investment Management Agreement. Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Series. Neither the Trust nor any Subadvised Series will be responsible for paying sub-advisory fees to any Sub-Adviser.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI.	LEGAL ANALYSIS AND DISCUSSION

A.	Shareholder Vote

1.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further,
Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, regularly furnishes advice with respect to the desirability of investing in, purchasing or selling securities or other property or is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Manager proposes to the Board to hire new Sub-Advisers to manage the assets of a Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements. As noted above, however, the Prior Order permits the Manager, subject to the approval of the relevant Board and the satisfaction of certain conditions, to select Non-Affiliated Sub-Advisers to serve as Sub-Advisers for the Subadvised Series without the necessity of obtaining shareholder approval for a new or amended Non-Affiliated Sub-Advisory Agreement. Although Subadvised Series relying on the Prior Order may operate using a multi-manager structure, the relief provided by the Prior Order did not extend to Wholly-Owned Sub-Advisers.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.7 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.8

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. As a general matter, the Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to approve or materially amend Sub-Advisory Agreements with Wholly-Owned Sub-Advisers. Certain Wholly-Owned Sub-Advisers may run their own day-to-day operations and have their own investment personnel. Therefore, in certain instances appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

2.	Requested Relief

Applicants seek relief to (i) select Sub-Advisers to manage all or a portion of the assets of a Subadvised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Manager either will operate the Subadvised Series, or may operate the Subadvised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

a)	Operations of the Trusts

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring that they approve investment advisory contracts, including sub-advisory contracts.9 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.10 The relief sought in this Application is consistent with this public policy.

[7]	See Section 15(a)(3) of the 1940 Act.
[8]	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.
[9]	See Section 1(b)(6) of the 1940 Act.
[10]	Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Manager, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Manager in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Manager is in possession of information necessary to select the most capable Sub-Advisers. The Manager has the requisite expertise to evaluate, select and supervise the Sub-Advisers. The Manager will not normally make day-to-day investment decisions for a Subadvised Series.11

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series. Shareholders expect the Manager, subject to review and approval of the Board, to select the Sub-Advisers who are in the best position to achieve the Subadvised Series’ investment objective. Shareholders also rely on the Manager for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Manager and each Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Management Agreements and the Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Subadvised Series in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Manager and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Subadvised Series for which the Sub-Adviser will provide portfolio management services. Although only the Manager’s fee is payable directly by a Subadvised Series, and the Sub-Adviser’s fee is payable by the Manager, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Manager’s fee payable by a Subadvised Series. Accordingly, the Manager and the Board will consider the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

b)	Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application. The Applicants also believe that no economic incentive exists for the Manager to select a Wholly-Owned Sub-Adviser to manage all or a portion of the assets of a Subadvised Series. As noted above, no Subadvised Series will be responsible for directly compensating a Wholly-Owned Sub-Adviser. The Manager will receive a management fee pursuant to the Investment Management Agreements, which has been approved by the Board, including a majority of the Independent Trustees, and the shareholders of the relevant Subadvised Series. The Manager is responsible, pursuant to the Investment Management Agreements, for paying the Wholly-Owned Sub-Adviser from the management fee it is paid by the Subadvised Series.

Even if the Manager had an economic incentive, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application. Applicants assert that

[11]	Although the Manager will not normally make such day-to-day investment decisions, it may manage all or a portion of the assets of a Subadvised Series from time to time.

conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of each of the Boards will be composed of Independent Trustees, and Independent Trustees will have independent counsel. For any Subadvised Series that uses a Sub-Adviser that is an “affiliated person” (as such term is defined in the 1940 Act) of the Manager, including, but not limited to, Wholly-Owned Sub-Advisers, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders. A new Sub-Adviser would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Adviser. If the Manager proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Trustees, under Section 15(c) of the 1940 Act, and the management fee paid to the Manager by the Subadvised Series would remain subject to the annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Trustees.

c)	Benefits to Shareholders

Unless the relief requested is granted, when new Sub-Advisers are retained by the Manager on behalf of a Subadvised Series (and to the extent the Prior Order does not apply), the shareholders of the Subadvised Series will be required to approve the Sub-Advisory Agreements. Similarly, if Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series will be required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisers, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval would require the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in a Subadvised Series that has Sub-Advisers are hiring the Manager to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting the Manager to perform the duties for which the shareholders of the Subadvised Series are paying the Manager – the selection, supervision and evaluation of the Sub-Advisers – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Manager believe that a change would benefit a Subadvised Series and its shareholders. Without the requested relief, a Subadvised Series may, for example, be left in the hands of a Sub-Adviser that may be unable to manage a Subadvised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Adviser.

If the relief requested is granted, the Investment Management Agreements will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Manager to each Sub-Adviser.

d)	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisers. If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended.

If new Sub-Advisers are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;12 and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Subadvised Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Series will approve its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. In the case of any Subadvised Series whose shareholders have previously voted, by a majority of the outstanding voting securities, to operate under the Prior Order but have not previously voted to provide the Subadvised Series sufficient authority to operate as described herein, the Subadvised Series may rely on the applicable part of the order requested in this Application provided that it has met all other terms and conditions of the requested order. In the case of any Subadvised Series whose shareholders have previously voted, by a majority of the outstanding voting securities, to authorize the Subadvised Series to operate under the Prior Order and also provided the Subadvised Series sufficient authority to operate as described herein, the Subadvised Series may rely on the requested order without further shareholder approval. Applicants submit that such a Subadvised Series’ reliance on the requested order would be consistent with shareholders’ expectations that the Subadvised Series would operate under a multi-manager structure, and that any conflicts of interest or opportunities for self-dealing that might be introduced by the Manager’s ability to hire, and materially amend Sub-Advisory Agreements with respect to, Wholly-Owned Sub-Advisers in addition to Non-Affiliated Sub-Advisers are addressed by the conditions set forth in this Application. In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

B.	Fee Disclosure

1.	Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

[12]	A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Series’ financial statements to disclose information concerning fees paid to Sub-Advisers. An exemption is requested to permit the Subadvised Series to include only the Aggregate Fee Disclosure (as defined below). All other items required by Section 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

2.	Requested Relief

Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) (a) the aggregate fees paid to the Manager and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series’ net assets. Applicants believe that the relief sought in this Application should be granted because the Manager intends to operate Subadvised Series under a multi-manager structure and no Subadvised Series would be responsible for the payment of advisory fees to the Sub-Advisers. As a result, disclosure of the individual fees that the Manager pays to the Sub-Advisers would not serve any meaningful purpose.

As noted above, the Manager may operate Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Manager to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Manager, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Manager receives an advisory fee from each Subadvised Series. Pursuant to the Investment Management Agreement, the Manager will compensate the Sub-Advisers directly. Disclosure of the individual fees that the Manager would pay to the Sub-Advisers (or the fees that the Sub-Adviser is paid by other registered investment companies (or series thereof) or business development companies with similar investment objectives) does not serve any meaningful purpose since investors pay the Manager to oversee, monitor, evaluate and compensate the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-

Advisers are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Manager will be fully disclosed and therefore, shareholders will know what the Subadvised Series’ fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Manager and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Manager and to rely upon the Manager’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.13

The requested relief would benefit shareholders of the Subadvised Series because it would improve the Manager’s ability to negotiate the fees paid to Sub-Advisers. The Manager’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Manager is not required to disclose the Sub-Advisers’ fees to the public, the Manager may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Manager if the lower fees are not required to be made public.

C.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., SSgA Funds Management, Inc., et al., Investment Company Act Rel. Nos. 31384 (December 18, 2014) [notice] and 31412 (January 13, 2015) [order]; American Century Capital Portfolios, Inc., et al., Investment Company Act Rel. Nos. 31328 (November 4, 2014) [notice] and 31362 (December 2, 2014) [order]; BlackRock Advisors, LLC, et al., Investment Company Act Rel. Nos. 31291 (October 16, 2014) [notice] and 31335 (November 12, 2014) [order]; Janus Investment Fund, et al., Investment Company Act Rel. Nos. 31145 (July 2, 2014) [notice] and 31192A (July 29, 2014) [order]; Virtus Alternative Solutions Trust, et al., Investment Company Act Rel. Nos. 30986 (March 19, 2014) [notice] and 31014 (April 15, 2014) [order]; Hatteras Alternative Mutual Funds Trust, et al., Investment Company Act Rel. Nos. 30969 (February 26, 2014) [notice] and 30991 (March 25, 2014) [order]; Legg Mason Partners Equity Trust, et al., Investment Company Act Rel. Nos. 30923 (February 24, 2014) [notice] and 30990 (March 24, 2014) [order]; KKR Series Trust, et al., Investment Company Act Rel. Nos. 30905 (February 4, 2014) [notice] and 30973 (March 4, 2014) [order]; T. Rowe Price Global Allocation Fund, Inc., et al., Investment Company Act Rel. Nos. 30901 (January 31, 2014) [notice] and 30967 (February 26, 2014) [order]; Wells Fargo Funds Trust, et al., Investment Company Act Rel. Nos. 30830 (December 13, 2013) [notice] and 30853 (January 8, 2014) [order]; Forethought Variable Insurance Trust, et al., Investment Company Act Rel. Nos. 30716 (September 25, 2013) [notice] and 30750 (October 22, 2013) [order]; Franklin Templeton International Trust, et al., Investment Company Act Rel. Nos. 30679 (August 27, 2013) [notice] and 30698 (September 24, 2013) [order]; Munder Series Trust, et al., Investment Company Act Rel. Nos. 30441 (March 29, 2013) [notice] and 30493 (April 24, 2013)

[13]

The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

[order]; Blackstone Alternative Investment Funds, et al., Investment Company Act Rel. Nos. 30416 (March 7, 2013) [notice] and 30444 (April 2, 2013) [order]; Cash Account Trust, et al., Investment Company Release Nos. 30151 (July 25, 2012) [notice] and 30172 (August 20, 2012) [order]. As noted above, the Prior Order granted relief with respect to Non-Affiliated Sub-Advisers only.

I. APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Subadvised Series’ outstanding voting securities (or, if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account) as defined in the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders (or variable contract owners through a separate account) purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public.

2.	The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Manager has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.	The Manager will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets. Subject to review and approval of the Board, the Manager will (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Subadvised Series’ assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Subadvised Series’ investment objective, policies and restrictions. Subject to review by the Board, the Manager will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4.	A Subadvised Series will not make any Ineligible Sub-Adviser Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders (or, if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account) of the applicable Subadvised Series.

5.	Subadvised Series will inform shareholders (or, if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, the unitholders of the sub-account) of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6.	At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.	The Manager will provide the Board, no less frequently than quarterly, with information about the profitability of the Manager on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.	Whenever a sub-advisor is hired or terminated, the Manager will provide the Board with information showing the expected impact on the profitability of the Manager.

10.	Whenever a sub-advisor change is proposed for a Subadvised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Manager or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11.	No Board Member or officer of a Subadvised Series, or partner, director, manager, or officer of the Manager, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (i) ownership of interests in the Manager or any entity, other than a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Manager; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

12.	Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

14.	Any new Sub-Advisory Agreement or any amendment to a Subadvised Series’ existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Series will be submitted to the Subadvised Series’ shareholders (or, if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, the unitholders of the sub-account) for approval.

VII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 100 Bright Meadow Blvd., M243, Enfield, CT 06082 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The names MassMutual Premier Funds, MassMutual Select Funds, MML Series Investment Fund and MML Series Investment Fund II are the designation of the Trustees of each Trust under a Declaration of Trust (as amended from time to time) dated November 21, 2011, November 21, 2011, December 15, 2011 and December 15, 2011, respectively. The obligations of each Trust are not personally binding upon, nor shall resort be had to the property of, any of the Trustees, shareholders, officers, employees or agents of each Trust, but only the property of the relevant Series shall be bound.

VIII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the 15th day of June, 2015.

MML INVESTMENT ADVISERS, LLC
By:	/s/ Eric Wietsma
Name: Eric Wietsma
Title: President
MASSMUTUAL PREMIER FUNDS
MASSMUTUAL SELECT FUNDS
MML SERIES INVESTMENT FUND
MML SERIES INVESTMENT FUND II
By:	/s/ Nicholas Palmerino
Name: Nicholas Palmerino
Title: CFO and Treasurer

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2	Verifications

Exhibit A-1

CERTIFICATION

The undersigned certifies that he is the duly elected Secretary of MassMutual Premier Funds, MassMutual Select Funds, MML Series Investment Fund, and MML Series Investment Fund II (each a “Trust,” and collectively the “Trusts”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and by-laws of the Trusts have been taken and the person signing and filing the Application on behalf of the Trusts is fully authorized to do so; and that the Board of Trustees of each Trust (the “Board”) adopted the following vote on August 7, 2014 in accordance with the by-laws of the Trusts:

RESOLVED: That the appropriate officers of the Trusts are, and each of them acting individually is, authorized to file on behalf of the Trusts an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trusts and MML Investment Advisers, LLC (“Advisor”) from

(i)	the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the supervision of the Board, to appoint new sub-advisers to a Trust series for which the Advisor serves as investment adviser (each a “Fund”) and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

(ii)	certain disclosures under various rules and forms relating to sub-adviser compensation, including those required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), 22(c)(9) and 22(c)(10) of Schedule 14A and Sections 6-07(2)(a)-(c) of Regulation S-X.

RESOLVED: That the officers of the Trusts be, and each of them is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

IN WITNESS WHEREOF, I have hereunto set my name on the 15th day of June 2015.

By:	/s/ Andrew M. Goldberg
Name: Andrew M. Goldberg
Title: Secretary

Exhibit A-2

CERTIFICATION

The undersigned certifies that he is the Assistant Secretary of MML Investment Advisers, LLC (the “Advisor”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and by-laws of the Advisor have been taken and the person signing and filing the Application on behalf of the Advisor is fully authorized to do so.

By:	/s/ Andrew M. Goldberg
Name: Andrew M. Goldberg
Title: Assistant Secretary
Date: June 15, 2015

Exhibit B-1

VERIFICATION

The undersigned states that he has duly executed the attached application, dated June 15, 2015, for and on behalf of MassMutual Premier Funds, MassMutual Select Funds, MML Series Investment Fund, and MML Series Investment Fund II (collectively the “Trusts”); that he is the CFO and Treasurer of the Trusts; and that all action by the Board of each Trust necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Nicholas Palmerino
Name: Nicholas Palmerino
Title: CFO and Treasurer
Date: June 15, 2015

Exhibit B-2

VERIFICATION

The undersigned states that he has duly executed the attached application, dated June 15, 2015, for and on behalf of MML Investment Advisers, LLC (the “Advisor”); that he is the President of the Advisor; and that all action by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Eric Wietsma
Name: Eric Wietsma
Title: President
Date: June 15, 2015